 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY 2019

COMMISSION FILE NUMBER: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

No. 2 Disheng Middle Road,

Beijing Economic-Technological Development Area,

Beijing, P. R. China 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-17081 and 333-208615) and on Form F-3 (Registration Number 333-208631) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This Report on Form 6-K contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management's current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information - Risk Factors” and elsewhere in our Annual Report on Form 20-F filed on September 21, 2018 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

2

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Selected consolidated financial data as of December 31, 2018 and June 30, 2018 and for the six months ended December 31, 2018 and 2017 of Hollysys Automation Technologies Ltd. and its subsidiaries.

Exhibit 99.2	Unaudited interim consolidated financial statements as of December 31, 2018 and for the six months ended December 31, 2018 and 2017 of Hollysys Automation Technologies Ltd. and its subsidiaries.

Exhibit 99.3	Operating and Financial Review and Prospects as of December 31, 2018 and for the six months ended December 31, 2018 and 2017 of Hollysys Automation Technologies Ltd. and its subsidiaries.

Exhibit 101	The following financial statements as of and for the six months ended December 31, 2018 from the Hollysys Automation Technologies Ltd.’s Report on Form 6-K for the month of February 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Unaudited condensed consolidated balance sheets as of June 30, 2018 and December 31, 2018, (ii) Unaudited condensed consolidated statements of comprehensive income for the six months ended December 31, 2017 and 2018, (iii) Unaudited condensed consolidated statements of cash flows for the six months ended December 31, 2017 and 2018, (iv) Unaudited condensed consolidated statements of stockholders’ equity for the six months ended December 31, 2017 and 2018 and (v) Notes to unaudited condensed consolidated financial statements for the six months ended December 31, 2017 and 2018.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Steven Wang
Steven Wang
Date: February 28, 2019	Chief Financial Officer

4